Exhibit 77C

The Royce Fund
Royce Discovery Fund

At a Special Meeting of Shareholders held on December 5, 2011, the Fund's shareholders approved the following:

Proposal	For	Against	Abstain
1. Approve a change in the Fund's fundamental investment restriction to:
(a) eliminate the Fund's fundamental investment restriction limiting its investment in the securities of foreign issuers.	415,321	2,481	463